                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                  __________


                                   FORM 8-A


               FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                    PURSUANT TO SECTION 12(b) OR (g) OF THE
                        SECURITIES EXCHANGE ACT OF 1934


                              CUSTOM CHROME, INC.
           ---------------------------------------------------------
            (Exact name of Registrant as specified in its charter)



               Delaware                                    94-1716138
----------------------------------------       ---------------------------------
(State of incorporation or organization)       (IRS Employer Identification No.)

                            16100 Jacqueline Court
                            Morgan Hill, CA  95037
              (Address of principal executive offices) (Zip Code)

                        -------------------------------

Securities to be registered pursuant to Section 12(b) of the Act:

          Title of each class          Name of each exchange on which
          to be so registered          each class is to be registered
          -------------------          ------------------------------

                 None                                None

Securities to be registered pursuant to Section 12(g) of the Act:

                        Preferred Share Purchase Rights
                        -------------------------------
                               (Title of Class)
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Item 1.   Description of Securities to be Registered.
          ------------------------------------------

          On November 13, 1996, pursuant to a Preferred Shares Rights Agreement (the "Rights Agreement") between Custom Chrome, Inc. (the "Company") and American Stock Transfer and Trust Company, as Rights Agent (the "Rights Agent"), the Company's Board of Directors declared a dividend of one right (a "Right") to purchase one one-thousandth of a share of the Company's Series A Participating Preferred Stock, $0.001 par value ("Series A Preferred") for each outstanding share of Common Stock, $0.001 par value ("Common Shares"), of the Company. The dividend is payable on December 13, 1996 (the "Record Date") to stockholders of record as of the close of business on that date. Each Right entitles the registered holder to purchase from the Company one one-thousandth of a share of Series A Preferred at an exercise price of $80.00 (the "Purchase Price"), subject to adjustment as provided for in the Rights Agreement.

          The following summary of the principal terms of the Rights Agreement is a general description only and is subject to the more detailed terms and conditions of the Rights Agreement. A copy of the Rights Agreement is attached as Exhibit 4 to this Registration Statement and is incorporated herein by reference.

Rights Evidenced by Common Share Certificates
---------------------------------------------

          The Rights will not be exercisable until the Distribution Date (hereinafter defined). Certificates for the Rights ("Rights Certificates") will not be sent to stockholders and the Rights will attach to and trade only together with the Common Shares. Accordingly, Common Share certificates outstanding on the Record Date will evidence the Rights related thereto, and Common Share certificates issued after the Record Date will contain a legend incorporating the Rights Agreement by reference. Until the Distribution Date (or earlier redemption or expiration of the Rights), the surrender or transfer of any certificates for Common Shares, outstanding as of the Record Date, even without notation or a copy of the Summary of Rights being attached thereto, will also constitute the transfer of the Rights associated with the Common Shares represented by such certificate. The Rights will be transferable only in connection with the transfer of Common Shares prior to the Distribution Date.

Distribution Date
-----------------

          The Rights will separate from the Common Shares, Rights Certificates will be issued and the Rights will become exercisable upon the earlier of: (i) 10 days (or such later date as may be determined by a majority of the Board of Directors, excluding directors affiliated with the Acquiring Person, as defined below (the "Continuing Directors")) following a public announcement that a person or group of affiliated or associated persons (an "Acquiring Person") has acquired beneficial ownership of 15% or more of the outstanding Common Shares, including Common Shares held by affiliates or associates of the Acquiring Person, or (ii) 10 business days (or such later date as may be determined by a majority of the Continuing Directors then in office) following the commencement of, or announcement of an intention to make, a tender offer or exchange offer the consummation of which would result in the beneficial ownership by a person or group of 15% or more of the outstanding Common Shares.

Issuance of Rights Certificates; Expiration of Rights
-----------------------------------------------------

          As soon as practicable following the Distribution Date, separate Rights Certificates will be mailed to holders of record of the Common Shares as of the close of business on the Distribution Date and such separate Rights Certificates alone will evidence the Rights from and after the Distribution Date. All Common Shares issued prior to the Distribution Date will be issued with Rights. As of the Distribution Date, the Rights will be evidenced solely by the Rights Certificates and may be transferred separately and apart from any transfer of one or more Common Shares. In general, Rights will be issued in respect of all Common Shares issued after the Record Date but prior to the earlier of the Distribution Date or Final Expiration Date (as hereinafter defined), unless the Board of Directors specifies to the contrary at or before the time of the issuance of the Common Shares (including issuances of Common Shares pursuant to the exercise of rights under the Company's benefit plans). The Rights will expire on the earliest of (i) November 13, 2006 (the "Final Expiration Date") or (ii) redemption or exchange of the Rights as described below.

Initial Exercise of the Rights
------------------------------

          Following the Distribution Date, and until one of the further events described below, holders of the Rights will be entitled to receive, upon exercise and the payment of $80.00 per Right, one one-thousandth share of the Series A Preferred.

Right to Buy Company Common Shares
----------------------------------

          Unless the Rights are earlier redeemed, in the event that an Acquiring Person becomes the beneficial owner of 15% or more of the Company's Common Shares then outstanding, then proper provision will be made so that each holder of a Right which has not theretofore been exercised (other than Rights beneficially owned by the Acquiring Person, which will thereafter be void) will thereafter have the right to receive, upon exercise, Common Shares having a value equal to two times the Purchase Price. In the event that the Company does not have sufficient Common Shares available for all Rights to be exercised, or the Board decides that such action is necessary or appropriate and not contrary to the interests of Rights holders, the Company may instead reduce the Purchase Price or substitute cash, assets or other securities having an aggregate value equivalent to the excess of (i) the value of the Common Shares issuable upon exercise of the Rights over (ii) the Purchase Price to be paid upon exercise of the Rights. Rights are not exercisable following the occurrence of an event as described above until such time as the Rights are no longer redeemable by the Company as set forth below.

Right to Buy Acquiring Company Stock
------------------------------------

          Similarly, unless the Rights are earlier redeemed, in the event that, after an Acquiring Person becomes the beneficial owner of 15% or more of the Company's Common Shares then outstanding, (i) the Company is acquired in a merger or other business combination transaction (whether or not the Company is the surviving entity), or (ii) 50% or more of the Company's consolidated assets or earning power are sold, proper provision must be made so that each holder of a Right which has not theretofore been exercised (other than Rights beneficially owned by the Acquiring Person, which will thereafter be void) will thereafter have the right to receive, upon exercise, shares of common stock (free of any restrictions) of the acquiring company having a value equal to two times the Purchase Price.

Exchange Provision
------------------

          At any time after the acquisition by an Acquiring Person of 15% or more of the Company's outstanding Common Shares and prior to the acquisition by such Acquiring Person of 50% or more of the Company's outstanding Common Shares, the Board of Directors of the Company may exchange the Rights (other than Rights owned by the Acquiring Person), in whole or in part, at an exchange ratio of one Common Share per Right.

Redemption
----------

          At any time on or prior to the close of business on the earlier of (i) the 10th day following the first public announcement by the Company or Acquiring Person that the Acquiring Person has become such (the "Share Acquisition Date") or such later date as may be determined by a majority of the Continuing Directors and publicly announced by the Company, or (ii) the Final Expiration Date of the Rights, the Company may redeem the Rights in whole, but not in part, at a price of $0.01 per Right (the "Redemption Price"). The Company may, at its option, pay the Redemption Price either in Common Shares or cash. If the Board of Directors authorizes the redemption of the Rights after a person becomes an Acquiring Person, then a majority of the Continuing Directors are required to authorize the redemption of the rights. Immediately upon action by the Board of Directors redeeming the Rights as described above, the Rights will terminate and the only right thereafter of the holders of Rights is to receive the Redemption Price.

Adjustments to Prevent Dilution
-------------------------------

          The Purchase Price payable, the number of Rights, and the number of Series A Preferred or Common Shares or other securities or property issuable upon exercise of the Rights are subject to adjustment from time to time in connection with dilutive issuances by the Company as set forth in the Rights Agreement. With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments require an adjustment of at least 1% in such Purchase Price.

Cash Paid Instead of Issuing Fractional Shares
----------------------------------------------

          No fractional portion less than integral multiples of one Common Share will be issued upon exercise of a Right and in lieu thereof, an adjustment in cash will be made based on the market price of the Common Shares on the last trading date prior to the date of exercise.

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No Stockholders' Rights Prior to Exercise
-----------------------------------------

          Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company (other than any rights resulting from such stockholder's ownership of Common Shares), including, without limitation, the right to vote or to receive dividends.

Amendment of Rights Agreement
-----------------------------

          The provisions of the Rights Agreement may be supplemented or amended by the Board of Directors in any manner without the approval of the Rights holders prior to the date on which the Rights are distributed separate from the Common Shares. After such date, the provisions of the Rights Agreement may be amended by the Board in order to cure any ambiguity, defect or inconsistency, to make changes which do not adversely affect the interests of holders of Rights (excluding the interests of any Acquiring Person), or to shorten or lengthen any time period under the Rights Agreement; provided, however, that no amendment to adjust the time period governing redemption shall be made at such time as the Rights are not redeemable.

Rights and Preferences of the Series A Preferred
------------------------------------------------

          Series A Preferred purchasable upon exercise of the Rights will not be redeemable. Each share of Series A Preferred will be entitled to an aggregate dividend of 1,000 times the aggregate per share amount of all dividends declared (including noncash dividends and other distributions) per Common Share. In the event of liquidation, the holders of each share of Series A Preferred will be entitled to receive 1,000 times the per share consideration being distributed with respect to each Common Share plus an amount equal to accrued and unpaid dividends and distributions thereon, whether or not declared, to the date of such payment. Each share of Series A Preferred will have 1,000 votes, voting together with the Common Shares. These rights are protected by certain anti-dilution provisions, including a proportional adjustment to the number of outstanding shares of Series A Preferred in the event the Company (i) declares a dividend on Common Shares payable in Common Shares, (ii) subdivides the outstanding Common Shares, or (iii) combines the outstanding Common Shares into a smaller number of shares.

          Because of the nature of the dividend, liquidation and voting rights of the shares of Series A Preferred, the value of the one one-thousandth interest in a share of Series A Preferred purchasable upon exercise of each Right should approximate the value of one Common Share.

Certain Anti-takeover Effects
-----------------------------

          The Rights approved by the Board are designed to protect and maximize the value of the outstanding equity interests in the Company in the event of an unsolicited attempt by an acquiror to take over the Company, in a manner or on terms not approved by the Board of Directors. Takeover attempts frequently include coercive tactics to deprive the Company's Board of Directors and its stockholders of any real opportunity to determine the destiny of the Company. The Rights have been declared by the

Board in order to deter such tactics, including a gradual accumulation of shares in the open market of a 15% or greater position to be followed by a merger or a partial or two-tier tender offer that does not treat all stockholders equally. These tactics unfairly pressure stockholders into making ill-advised investment decisions, squeeze them out of their investment without giving them any real choice and deprive them of the full value of their equity interest.

          The Rights are not intended to prevent a takeover of the Company and will not do so. The Rights may be redeemed by the Company at $0.01 per Right within ten days (or such later date as may be determined by a majority of the Continuing Directors) after the public announcement that 15% or more of the Company's shares have been acquired by a single acquiror or group. Accordingly, the Rights should not interfere with any merger or business combination approved by the Board of Directors.

          Issuance of the Rights does not in any way weaken the financial strength of the Company or interfere with its business plans. The issuance of the Rights themselves has no dilutive effect, will not affect reported earnings per share, should not be taxable to the Company or to its stockholders, and will not change the way in which the Company's shares are presently traded. The Company's Board of Directors believes that the Rights represent a sound and reasonable means of addressing the complex issues of corporate policy created by the current takeover environment.

          However, the Rights may have the effect of rendering more difficult or discouraging an acquisition of the Company deemed undesirable by the Board of Directors. The Rights may cause substantial dilution to a person or group that attempts to acquire the Company on terms or in a manner not approved by the Company's Board of Directors, except pursuant to an offer conditioned upon the negation, purchase or redemption of the Rights.

Item 2.   Exhibits.
          --------

          1. Specimen Certificate for the Company's Common Stock. (1)

          2. Restated Certificate of Incorporation of the Company. (2)

          3. Bylaws of the Company, as amended. (3)

          4. Preferred Shares Rights Agreement, dated as of November 13, 1996 between Custom Chrome, Inc. and American Stock Transfer and Trust Company, including the Certificate of Designation, the form of Rights Certificate and the Summary of Rights attached thereto as Exhibits A, B and C, respectively. (4)
_______________
(1) Incorporated by reference to an exhibit filed with the Company's Registration Statement on Form S-1 (Commission File No. 33-42875) declared effective by the Securities and Exchange Commission on November 5, 1991.
(2) Incorporated by reference to an exhibit filed with the Company's Annual Report on Form 10-K (File No. 00019540) filed with the Securities and Exchange Commission on April 30, 1992.
(3) Incorporated by reference to an exhibit filed with the Company's Registration Statement of Form S-1 (Commission File No. 33-42875) declared effective by the Securities and Exchange Commission on November 5, 1991.
(4) Exhibit filed herewith.

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                                   SIGNATURE

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereto duly authorized.

                                    Custom Chrome, Inc.


Date:  December 9, 1996
                            By: /s/ Ignatius J. Panzica
                                ____________________________________________
                                    Ignatius J. Panzica
                                    Chairman of the Board, President and
                                    Chief Executive Officer

                                 EXHIBIT INDEX

Exhibit
  No.                               Exhibit
--------                            -------
    1        Preferred Shares Rights Agreement, dated as of November 13,
             1996 between Custom Chrome, Inc. and American Stock Transfer and Trust Company, including the Certificate of Designation, the form of Rights Certificate and the Summary of Rights attached thereto as Exhibits A, B and C, respectively.
